Filed Pursuant To Rule 433

Registration No. Q2``

December 1, 2023

Grayscale Blog Post: What Happens When GBTC Uplists to NYSE Arca as an ETF?

At Grayscale, we believe that regulatory approval of a spot Bitcoin ETF in the U.S. is a matter of “when”, not a matter of “if” – and we remain focused on uplisting GBTC to NYSE Arca as a spot Bitcoin ETF*. While timelines are inherently uncertain, in looking ahead, we sat down with Craig Salm, Grayscale’s Chief Legal Officer, and Edward McGee, Grayscale’s Chief Financial Officer, to address some common questions from investors and other market participants about the process and implications of uplisting products like GBTC to a national securities exchange.

Craig, Edward, thanks for taking the time to talk about the process for uplisting GBTC to NYSE Arca, and what GBTC’s trading as an ETF could mean for our investors.

To start, could you please give us an overview of how ETFs generally work?

Edward: Of course. An ETF is an investment product with shares that trade on a national securities exchange, such as NYSE Arca, Nasdaq, or CBOE. An ETF has the ability to conduct simultaneous share creations and redemptions which are designed to allow the shares of the ETF to trade in line with the value of its underlying asset(s) or holding(s) (commonly referred to as Net Asset Value or NAV).

Market participants called authorized participants (APs) – essentially broker dealers, such as banks or trading firms that maintain certain registrations – are incentivized to create shares of the ETF when its shares trade at a premium to the ETF’s NAV, or to redeem shares of the ETF when its shares trade at a discount to the ETF’s NAV. APs are generally the only market participants that can engage with the ETF for such transactions. These creation and redemption transactions allow APs an opportunity to earn a profit via this arbitrage mechanism, which is an incentive that ensures the ETF tracks the value of its underlying asset(s). An ETF that closely tracks its NAV also incentivizes brokers and investors that are not APs to buy or sell shares in the open market without necessarily creating or redeeming shares. The more liquid, or freely available and highly traded, the shares of the ETF are, the less reliance there is on the creation and redemption transactions.

How does GBTC work today?

Craig: GBTC is an investment trust that owns over 3% of all Bitcoin currently in circulation. As of November 29, 2023, each share of GBTC was backed by 0.0008968 Bitcoin. GBTC does not own anything other than Bitcoin, nor does GBTC employ leverage or the use of derivatives such as Bitcoin futures contracts. The underlying Bitcoin tokens are held in secure offline storage. Grayscale oversees day-to-day administration of GBTC, which includes managing the custody relationship, communications with regulators, tax reporting, financial statements, and other requirements of publicly-traded investment vehicles.

GBTC shares have historically been offered through a private placement process that was exempt from registration under the Securities Act of 1933, and therefore such shares were initially only available to accredited investors and subject to a holding period pursuant to Rule 144. GBTC shares were also not redeemable. To provide liquidity, in mid-2015 GBTC obtained a public quotation on the OTCQX Market. Since then, any investor with access to the public market has been able to buy and sell freely-tradable shares of GBTC, allowing them to add exposure to Bitcoin in their investment account.

However, because newly created shares have to go through a holding period pursuant to Rule 144, if GBTC shares trade at a premium to GBTC’s NAV on OTCQX, APs cannot create more shares to immediately add them to the market and realign the price with GBTC’s NAV. Conversely, because GBTC also does not offer a redemption program, if GBTC shares trade at a discount to GBTC’s NAV, AP’s cannot redeem shares to remove them from the market and realign the price with GBTC’s NAV. For this reason, GBTC has not been able to rely on the arbitrage mechanism inherent to ETFs that Ed just described. GBTC shares can, and have, traded at both premiums and discounts to NAV.

The innovation of the ETF product structure is that it has the arbitrage mechanism, which allows shares to be continuously created or redeemed to address premiums and discounts.

Ed: That’s right. Importantly, in an ETF format, shares of GBTC are expected to more closely track the price of Bitcoin, which means that any premium or discount on GBTC’s share price is expected to disappear. As of November 29, 2023, GBTC’s AUM was $23.4B and it was trading at a discount of 8.09%, or $1.89B. This means that upon GBTC uplisting to NYSE Arca and becoming an ETF, approximately $1.89B of value would be unlocked for investors through the arbitrage mechanism, assuming the current discount disappears.

So, let’s fast forward a bit. What happens to GBTC should the SEC grant the appropriate regulatory approvals to allow spot Bitcoin ETFs to come to the US market?

Craig: Creations of GBTC shares will become registered with the SEC under the Securities Act of 1933 through its registration statement on Form S-3. Redemptions of GBTC shares are expected to be conducted in reliance on Regulation M relief previously granted by the SEC with respect to products sharing similar characteristics. This would give GBTC the necessary approvals for simultaneous creations and redemptions to provide arbitrage opportunities if there is any premium or discount between the GBTC share price and GBTC’s NAV, allowing GBTC to more closely track the value of its underlying asset, Bitcoin. GBTC will also uplist from OTCQX to NYSE Arca once the SEC approves NYSE Arca’s rule 19b-4 application.

GBTC has long been operationally ready to function as an ETF. Upon appropriate regulatory approvals, Grayscale would immediately work with our partners to uplist GBTC to NYSE Arca.

When and if the SEC approves a spot Bitcoin ETF, and allows GBTC to uplist to NYSE Arca, what do GBTC investors have to do?

Edward: GBTC investors do not have to take any action. When investors look at their GBTC holdings following the uplisting to NYSE Arca, they will simply see the shares listed on NYSE Arca instead of being quoted on OTCQX. GBTC will retain the same ticker symbol (GBTC) and the same CUSIP, and investors will continue to be able to buy and sell shares of GBTC at open-market prices.

Are there tax implications I should know about when GBTC uplists to NYSE Arca?

Edward: No. GBTC’s uplisting to NYSE Arca would not be a taxable event.

Is there a timeline available for when GBTC might be approved to uplist to NYSE Arca?

Craig: Unfortunately, no. Though the DC Circuit ruled in favor of Grayscale in our lawsuit against the SEC in August 2023, vacating the SEC’s decision to deny NYSE;s 19b-4 application to uplist GBTC to NYSE Arca. This is an unprecedented situation and timelines are inherently uncertain. The Grayscale team is committed to working constructively with the SEC to uplist GBTC to NYSE Arca, and will continue to share timely updates as additional information becomes available.

**We use the generic term “ETF” to refer to exchange-traded investment vehicles, including those that are required to register under the Investment Company Act of 1940, as amended (the “’40 Act”), as well as other exchange-traded products which are not subject to the registration requirements of the ’40 Act.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by emailing info@grayscale.com or by contacting Grayscale Securities LLC, 290 Harbor Drive, Stamford, CT 06902.

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Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by emailing info@grayscale.com or by contacting Grayscale Securities LLC, 290 Harbor Drive, Stamford, CT 06902.